Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

March 18, 2021

Pam Howell
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re: Model Performance Acquisition Corp

Registration Statement on Form S-1

Filed March 4, 2021

Amended Registration Statement on Form S-1

Filed March 12, 2021

File No. 333-253877

Dear Ms. Howell:

On behalf of our client, Model Performance Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated March 18, 2021 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and the Company’s Amended Registration Statement on Form S-1 (the “Amended Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Second Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Second Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Pam Howell March 18, 2021 Page 2

Form S-1 filed March 4, 2021

Signatures, page 161

1.	Please include the signatures of a majority of the board of directors and the signature of the company’s authorized representative in the United States. See Instruction 1 to Signatures in Form S-1. We note that Claudius Tsang and Serena Shie are presently the two directors. Please have them sign in that capacity.

Response: The Company acknowledges the Staff’s comment and has included a majority of the board of directors and the signature of the company’s authorized representative in the United States on page 161 of the Second Amended Registration Statement.

Form S-1/A filed March 12, 2021

Exhibits

2.	We note that the legality opinion filed as Exhibit 5.1 is missing information, including the date of the opinion. Please file the complete, dated opinion. Please also remove the assumption (f) that the Company is solvent and (g) that the maximum number of shares to be issued by the Company in this Offering would not exceed the maximum number of shares the Company is authorized to issue. Such assumptions assume away the relevant issue or assume material facts underlying the opinion. For guidance, see Staff Legal Bulletin 19 Section II.B.3.a. Lastly, please revise the legality opinion to opine on the Representative Shares being included in the registration statement.

Response: Changes in response to the Staff’s comment have been made to Exhibit 5.1.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso

Giovanni Caruso
Partner